For Immediate Release

Contact:	Laurence G. Sellyn, Executive Vice-President,
Chief Financial and Administrative Officer
Tel: (514) 343-8805
Email: lsellyn@gildan.com

Sophie Argiriou, Director,
Investor Communications
Tel: (514) 343-8815
Email: sargiriou@gildan.com

Gildan Activewear Announces 64.3% Increase in First Quarter EPS
- EPS U.S. $0.02 Ahead of Guidance –
- Company Raises Full Year EPS Guidance –

Montréal, Wednesday, January 30, 2008 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced its financial results for its first quarter ended December 30, 2007. The Company also updated its earnings guidance for its 2008 fiscal year, and initiated EPS guidance for the second quarter.

First Quarter Sales and Earnings

Gildan reported first quarter net earnings of U.S. $27.5 million and diluted EPS of U.S. $0.23, up respectively 76.3% and 76.9% from net earnings of U.S. $15.6 million and diluted EPS of U.S. $0.13 in the first quarter of fiscal 2007. Results for the first quarter of fiscal 2008 include a charge of U.S. $0.8 million to reflect ongoing carrying costs for Canadian and U.S. manufacturing facilities, pursuant to the closure of these facilities in fiscal 2007. Before reflecting restructuring charges in both fiscal years, adjusted net earnings for the first quarter were U.S. $28.3 million, or U.S. $0.23 per share, up respectively 66.5% and 64.3% from adjusted net earnings of U.S. $17.0 million, or U.S. $0.14 per share, in the first quarter of fiscal 2007. The growth in EPS was primarily due to higher unit sales volumes, selling prices and manufacturing efficiencies for activewear. As a result of the same factors, diluted EPS was U.S. $0.02 higher than the earnings guidance previously provided by the Company.

The acquisition of V. I. Prewett & Son, Inc. ("Prewett") was accretive by U.S. $0.01 per share in the quarter. Results for Prewett have been included with effect from the date of the acquisition on October 15, 2007.

Sales in the first quarter, which is seasonally the lowest quarter of the fiscal year for sales of activewear, amounted to U.S. $250.5 million, up 34.8% from U.S. $185.8 million in the first quarter of last year. The increase in sales revenues was due to an increase of 92.7% or U.S. $39.4 million in sock sales due to the acquisition of Prewett and new retail sock programs obtained in fiscal 2007, a 13.7% increase in unit sales volumes for activewear, and an increase of approximately 2.5% in activewear unit selling prices. The growth in sales was achieved in spite of the elimination during fiscal 2007 of unprofitable sock product-lines, which did not fit with Gildan’s strategy.

The growth in activewear unit sales was primarily due to continuing market share penetration in all product categories in the U.S. wholesale distributor channel. Although the final S.T.A.R.S. report for market shares and overall industry demand for the calendar quarter ended December 31, 2007 is not yet available, preliminary S.T.A.R.S. data indicate that Gildan achieved record market shares in the T-shirt and fleece categories, and that overall industry shipments from U.S. distributors to screenprinters increased in the quarter, compared to the corresponding period in 2006. Inventories in the U.S. distributor channel continue to be in good balance.

During the first quarter, the Company obtained its first underwear program with a U.S. national mass-market retailer. Shipments for this program are expected to begin in May of 2008.

In addition to the Company’s growth in U.S. markets, unit shipments to Canada, Europe, Asia/Pacific and Mexico increased by 19.3%, compared to the first quarter of fiscal 2007. The Company has leased warehouse space in Shenzen, China with a third-party logistics provider, to support its growth objectives in the Chinese market.

Gross margins in the first quarter of fiscal 2008 were 31.5%, versus 29.0% in the first quarter of 2007. The increase in gross margins was due to higher activewear selling prices and increased manufacturing efficiencies for activewear. Gross margins include the negative impact of the consumption of higher-cost opening textile and sock inventories, combined with sock inventory write-downs due to the Company’s decision to accelerate the liquidation of unprofitable product-lines which have been discontinued, as well as the impact of Prewett, which currently provides lower gross margins than Gildan’s activewear product-lines.

Selling, general and administrative expenses in the first quarter were U.S. $32.6 million compared to U.S. $26.1 million in the first quarter of last year. The increase in selling, general and administrative expenses was due to the impact of the acquisition of Prewett, higher distribution costs and increased administrative and information technology costs to support the Company’s continuing growth strategy. Administrative expenses were also impacted by the stronger Canadian dollar. The impact of these higher costs was partially offset by the non-recurrence of a U.S. $1.1 million charge incurred in the first quarter of fiscal 2007 for the replacement of the Company’s leased aircraft. As a percentage of sales, selling, general and administrative costs decreased to 13.0% from 14.1% in the first quarter of fiscal 2007.

The increase of U.S. $4.1 million in depreciation and amortization expenses was due to the Company’s continuing investments in capacity expansion, combined with the impact of the Prewett acquisition.

Cash Flow

During the first quarter of fiscal 2008, the Company acquired V.I. Prewett & Son, Inc., for a purchase price of U.S. $125 million, plus a contingent payment of U.S. $10 million. Before the investment in the Prewett acquisition, Gildan generated free cash flow of U.S. $71.0 million in the quarter. Cash flow from operating activities amounted to U.S. $103.4 million, including a U.S. $83.3 million reduction in accounts receivable due to the seasonally low level of sales in the first quarter and a reduction in days sales outstanding. The Company used U.S. $11.2 million in the first quarter for seasonal rebuilding of inventories, in line with its requirements to support its projected sales. U.S. $34.2 million was used for capital investments, primarily in the Company’s major textile and sock manufacturing capacity expansion projects in Honduras. At the end of the first quarter, the Company continued to have significant unused financing capacity to be able to pursue further capacity expansion in excess of its current plans, as well as other potential growth opportunities.

Outlook

The Company has increased its EPS guidance for the full year to a range of U.S. $1.85-U.S. $1.90, up 43%-47% from adjusted net earnings of U.S. $1.29 per share in fiscal 2007.

The impact of projected more favourable pricing in the wholesale channel, and of the Company’s more favourable performance in the first quarter, is projected to be partially offset by a higher than previously anticipated income tax rate for the year, as well as the assumed impact of a proposed U.S. tariff on sock imports from Honduras in the third and fourth quarters.

The projected increase in EPS compared to fiscal 2007 reflects 14% projected growth in unit sales volumes for activewear and underwear, projected higher selling prices for activewear, projected manufacturing efficiencies as a result of completing the closures of the Company’s Canadian textile manufacturing operations and consolidating activewear manufacturing offshore, and the impact of integrating the Company’s sock acquisitions. The positive impact of these factors in fiscal 2008 is assumed to be partially offset by higher selling, general and administrative and depreciation expenses, projected increases in cotton, energy and transportation costs, and a higher effective income tax rate including the non-recurrence of income tax recoveries recorded in fiscal 2007.

The Company also indicated that it expects to report EPS of approximately U.S. $0.42 in the second quarter of the fiscal year, up 35.5% from adjusted EPS of U.S. $0.31 in the second quarter of fiscal 2007.

Disclosure of Outstanding Share Data

As of January 30, 2008, there were 120,457,217 common shares issued and outstanding along with 947,835 stock options and 922,000 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of 50% of the restricted share grant is dependent upon the financial performance of the Company, relative to a benchmark group of Canadian publicly-listed companies.

Information for shareholders

Gildan Activewear Inc. will hold a conference call to discuss these results today at 5:00 PM Eastern Time. The conference call can be accessed by dialing 800-261-3417 (Canada & U.S.) or 617-614-3673 (international) and entering passcode 99369852, or by live sound webcast on Gildan's Internet site ("Investor Relations" section) at the following address: www.gildan.com. If you are unable to participate in the conference call, a replay will be available starting that same day at 7:00 PM EST by dialing 888-286-8010 (Canada & U.S.) or 617-801-6888 (international) and entering passcode 78402691, until Wednesday, February 6, 2008 at midnight, or by audio webcast on Gildan's web site for 30 days.

Profile

Gildan is a vertically-integrated marketer and manufacturer of quality branded basic apparel. The Company is the leading supplier of activewear for the wholesale imprinted sportswear market in the U.S. and Canada, and also a leading supplier to this market in Europe. The Company sells T-shirts, sport shirts and fleece in large quantities to wholesale distributors as undecorated "blanks", which are subsequently decorated by screenprinters with designs and logos. Consumers ultimately purchase the Company’s products, with the Gildan label, in venues such as sports, entertainment and corporate events, and travel and tourism destinations. Other end-uses include work uniforms and similar applications to convey individual, group and team identity. In addition to continuing its growth within the wholesale channel, Gildan is implementing a major growth initiative to sell athletic socks, underwear and activewear to mass-market retailers in North America.

Forward-Looking Statements

Certain statements included in this press release, in particular the "Outlook" section, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the "Risks and Uncertainties" section of the 2007 Annual MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this press release, in particular the "Outlook" section.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to: general economic conditions such as commodity prices, currency exchange rates, interest rates and other factors over which we have no control; the impact of economic and business conditions, industry trends and other external and political factors in the countries in which we operate; the intensity of competitive activity; changes in environmental, tax, trade and other laws and regulations; our ability to implement our strategies and plans; our ability to complete and successfully integrate acquisitions; our reliance on a small number of significant customers; changes in consumer preferences, customer demand for our products and our ability to maintain customer relationships and grow our business; our customers do not commit to minimum quantity purchases; the seasonality of our business; our ability to attract and retain key personnel; high reliance on computerized information systems; changes in accounting policies and estimates; and disruption to manufacturing and distribution activities due to labour disruptions, bad weather, natural disasters and other unforeseen adverse events.

This may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2008 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Non-GAAP Financial Measures

This release includes reference to certain non-GAAP financial measures such as adjusted net earnings, adjusted diluted earnings per share, and free cash flow. These non-GAAP measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below.

Adjusted net earnings and adjusted diluted earnings per share are calculated as net earnings and earnings per share excluding restructuring and other charges, as discussed in Note 2 to the condensed interim consolidated financial statements. The Company uses and presents these non-GAAP measures to assess its operating performance from one period to the next without the variation caused by restructuring and other charges that could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily nonrecurring.

(in US$ millions, except per share amounts)
	Q1 2008	Q1 2007
Net earnings	27.5	15.6
Restructuring and other charges	0.8	1.4
Less: income tax effect thereon	-	-
Adjusted net earnings	28.3	17.0

Diluted EPS	0.23	0.13
Restructuring and other charges, net of tax	0.01	0.01
Adjusted diluted EPS	0.23	0.14

Certain minor rounding variances exist between the financial statements and this summary. EPS may not add due to rounding.

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in US$ millions)
	Q1 2008	Q1 2007
Cash flows from operating activities	103.4	39.5
Cash flows from investing activities	(169.2)	(30.9)
Add back:
Acquisition of V.I.Prewett & Son, Inc.	126.8	-
Restricted cash related to acquisition	10.0	-
Free cash flow	71.0	8.6

Gildan Activewear Inc.

Consolidated Statements of Earnings
(In thousands of U.S. dollars, except per share data)

	Three months ended
	December 30, 2007	December 31, 2006
	(unaudited)	(unaudited)

Sales	$250,457	$185,829
Cost of sales	171,541	131,951

Gross profit	78,916	53,878

Selling, general and administrative expenses	32,607	26,110

Restructuring and other charges (note 2)	823	1,391

Earnings before the undernoted items	45,486	26,377

Depreciation and amortization	12,847	8,774
Interest, net	2,794	971
Non-controlling interest in income (loss) of consolidated joint venture	291	(64)

Earnings before income taxes	29,554	16,696

Income tax expense	2,080	1,085

Net earnings	$27,474	$15,611

Basic EPS	$0.23	$0.13

Diluted EPS	$0.23	$0.13

Weighted average number of shares outstanding (in thousands)
Basic	120,428	120,278
Diluted	121,656	121,447

See accompanying condensed notes to interim consolidated financial statements.

Gildan Activewear Inc.

Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Three months ended
	December 30, 2007	December 31, 2006
	(unaudited)	(unaudited)
Cash flows from (used in) operating activities:
Net earnings	$27,474	$15,611
Adjustments for:
Depreciation and amortization	12,847	9,898
(Gain) loss on disposal of assets held for sale	(230)	358
Stock-based compensation costs	678	468
Future income taxes	(1,235)	244
Non-controlling interest	291	(64)
Unrealized foreign exchange gain	(239)	(1,458)
	39,586	25,057
Changes in non-cash working capital balances:
Accounts receivable	83,347	67,417
Inventories	(11,155)	(32,861)
Prepaid expenses and deposits	554	(920)
Accounts payable and accrued liabilities	(11,506)	(18,444)
Income taxes payable	2,568	(776)
	103,394	39,473

Cash flows from (used) in financing activities:
Increase in amounts drawn under revolving long-term credit facility	71,000	-
Decrease in bank indebtedness	(1,261)	-
Net increase (decrease) in other long-term debt	160	(1,708)
Proceeds from the issuance of shares	276	369
	70,175	(1,339)

Cash flows used in investing activities:
Purchase of property, plant and equipment	(34,150)	(30,342)
Acquisition of V.I. Prewett & Son, Inc. (note 1)	(126,819)	-
Restricted cash related to acquisition (note 1)	(10,000)	-
Proceeds on disposal of assets held for sale	421	-
Net decrease (increase) in other assets	1,381	(521)
	(169,167)	(30,863)

Effect of exchange rate changes on cash and
cash equivalents denominated in foreign currencies	(54)	51

Net increase in cash and cash equivalents
during the period	4,348	7,322

Cash and cash equivalents, beginning of period	9,250	29,007

Cash and cash equivalents, end of period	$13,598	$36,329

See accompanying condensed notes to interim consolidated financial statements.

Gildan Activewear Inc.

Consolidated Balance Sheets
(in thousands of U.S. dollars)

	December 30, 2007	September 30, 2007	December 31, 2006
	(unaudited)	(audited)	(unaudited)

Current assets:
Cash and cash equivalents	$13,598	$9,250	$36,329
Accounts receivable	152,001	206,088	98,347
Inventories	294,541	239,963	233,514
Prepaid expenses and deposits	8,775	7,959	6,677
Future income taxes	3,864	2,610	4,457
	472,779	465,870	379,324

Property, plant and equipment	413,303	377,617	318,007
Other assets	20,459	11,426	4,506
Assets held for sale (note 2)	12,681	6,610	4,658
Goodwill and intangible assets	65,663	2,024	9,352
Future income taxes	10,489	10,939	-

Total assets	$995,374	$874,486	$715,847

Current liabilities:
Bank indebtedness	$-	$-	$3,500
Accounts payable and accrued liabilities	118,880	116,683	98,179
Income taxes payable	5,613	2,949	1,399
Current portion of long-term debt	4,589	3,689	21,518
	129,082	123,321	124,596

Long-term debt (note 3)	126,231	55,971	10,635
Future income taxes	40,760	24,612	28,013
Non-controlling interest in consolidated joint venture	7,223	6,932	5,590

Shareholders' equity:
Share capital	88,463	88,061	86,953
Contributed surplus	4,505	3,953	2,833
Retained earnings	572,862	545,388	430,979
Accumulated other comprehensive income	26,248	26,248	26,248
	692,078	663,650	547,013

Total liabilities and shareholders' equity	$995,374	$874,486	$715,847

See accompanying condensed notes to interim consolidated financial statements.

Gildan Activewear Inc. – Notes to interim unaudited consolidated financial statements
(tabular amounts in thousands of U.S. dollars)

For complete notes to the interim unaudited consolidated financial statements, please refer to filings with the various securities regulatory authorities.

1.

On October 15, 2007, the Company acquired 100% of the capital stock of V.I. Prewett & Son, Inc. ("Prewett"), a U.S. supplier of basic family socks primarily to U.S. mass-market retailers. Prewett’s corporate headquarters are located in Fort Payne, Alabama. The acquisition is intended to enhance further the Company’s position as a full-product supplier of socks, activewear and underwear for the retail channel.

The aggregate purchase price of $125 million paid in cash on closing is subject to adjustments based on working capital balances as at the date of acquisition, which have not yet been finalized. In addition, the purchase agreement provides for an additional purchase consideration of $10 million contingent on specified future events. This amount was paid into escrow by the Company and is included in "Other assets" on the consolidated balance sheet. Any further purchase price consideration will be accounted for as additional goodwill.

The Company accounted for this acquisition using the purchase method and the results of Prewett have been consolidated with those of the Company from the date of acquisition.

The Company has allocated the purchase price on a preliminary basis to the assets acquired and the liabilities assumed based on management’s best estimate of their fair values and taking into account all relevant information available at that time. Since the Company is still in the process of finalizing the valuation of certain intangible assets and other assets acquired and liabilities assumed at the date of acquisition, the allocation of the purchase price is subject to change. The Company expects to finalize the purchase price allocation by the end of fiscal 2008. The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:
Accounts receivable	$28,805
Inventory	43,423
Prepaid expenses	1,370
Property, plant and equipment	20,202
Goodwill and other intangible assets	64,376
Other assets	176
158,352

Liabilities assumed:
Bank indebtedness	1,261
Accounts payable and accrued liabilities	14,178
Future income taxes	16,094
31,533

Net assets acquired	$126,819

Consideration:
Cash	$125,294
Transaction costs	1,525

$126,819

Goodwill recorded in connection with this acquisition is not expected to be deductible for tax purposes.

2.

In fiscal 2006 and 2007, the Company announced the closure, relocation and consolidation of manufacturing and distribution facilities in Canada, the United States and Mexico, as well as the relocation of its corporate office. The costs incurred in connection with these announcements have been recorded as restructuring and other charges, and included severance and other exit costs, asset impairment losses and accelerated depreciation resulting from the reduction in the estimated remaining economic lives of property, plant and equipment at these facilities. Restructuring charges of $0.8 million in the first quarter of fiscal 2008 includes other exit costs of $1.1 million incurred in connection with the closures noted above, including carrying and dismantling costs associated with assets held for sale, less a net gain of $0.3 million recognized on the disposal of assets held for sale. The Company expects to incur additional carrying costs relating to the closed facilities being held for sale, which will be accounted for as restructuring charges as incurred during fiscal 2008, until all property, plant and equipment related to the closures are disposed of. Any gains or losses on the disposition of the assets held for sale will also be accounted for as restructuring charges as incurred.

Restructuring charges of $1.4 million in the first quarter of fiscal 2007 were composed of $1.1 million of accelerated depreciation, primarily related to the closures noted above, and $0.3 million of additional severance costs and carrying costs relating to closed facilities.

Assets held for sale of $12.7 million as at December 30, 2007 (September 30, 2007 - $6.6 million; December 31, 2006 - $4.7 million) include property, plant and equipment at these various locations.

3.

As at December 30, 2007, long-term debt includes $120 million drawn on the Company’s $400 million revolving long-term credit facility, which matures in June 2012. There were no amounts drawn under this facility at December 31, 2006.

4.

Certain comparative figures have been reclassified in order to conform to the current year’s presentation.